

Sam Gilliam (b. 1933)



Sam Gilliam is widely celebrated for his innovative style of Color Field painting.

INVESTMENT THESIS

Price Appreciation of Similar Works

32.7%

Initial Offering

$1,499,000

Similar Sales



$1.0m
$0.5m
$0.0m
99
04
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	moderate 25 years
2020 Auction Sales	low $2,826,183
Repeat Sales	view

43% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

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- The Painting is a vibrant example of American artist Sam Gilliam's signature style of Color Field abstraction, developed in the 1960s.
- In 1972, Sam Gilliam became the first African-American artist to represent the United States at the Venice Biennale, commonly referred to as the "Olympics of the art world."
- Other beveled-edge paintings from this period have set records for the artist's market including the larger scale, *Lady Day II*, painted in 1970, which sold for $2,172,500 on November 15, 2018.
- Although there are no guarantees, similar works have appreciated at 32.7% annualized historically from 1999 to 2019, which was the last year a similar work came to auction.
- The Hirshhorn Museum and Sculpture Garden in Washington DC announced a major upcoming retrospective of Gilliam's work for 2022.
- Gilliam is represented by PACE, one of the top global megadealers, as well as David Kordansky Gallery in Los Angeles.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$2,826,183	53

SAM GILLIAM

b. 1933, Mississippi



Sam Gilliam is widely celebrated for his innovative style of Color Field painting.

THE PAINTING

Acrylic on canvas
45 × 50 in. (114 × 128 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

32.7%

INITIAL OFFERING

$1,499,000

The Painting is an excellent and brightly colored example of the artist's most desirable works from the late 1960s and early 1970s. In the Painting, radiating lines evidence the artist's unique process whereby he folds and twists the canvas to stain it with the transfer of dyes and pigments. The Painting has a clear sculptural presence and is presented on a custom-made reverse beveled-edge stretcher that juts out approximately two inches from the wall. As of August 16, 2021, no comparable paintings from this seminal period by the artist have come up for auction since 2019; the most recent auction sale of a comparable beveled-edge work was "With Crimson" (1970), which sold for $1,004,000 at Sotheby's on November 15, 2019. The vibrant colors, year, scale, execution and presentation make the Painting a highly desirable example by Sam Gilliam.

Sam Gilliam (b. 1933) is considered to be one of the most innovative artists working today. Gilliam moved to Washington, D.C. in 1962, and was introduced to leading artists in the Washington Color School movement, which influenced his style. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were suspended and draped or mounted onto custom stretchers with a beveled-edge, which added a sculptural quality to the work. In 1972, Sam Gilliam was selected to represent the United States at the Venice Biennale, one of the most prestigious international art exhibitions in the world. Gilliam became the first Black American artist to participate in the Biennale and was invited to show at the Biennale again in 2017. By 1975, Gilliam had shown his work in some of the greatest American institutions of art, including the Museum of Modern Art in New York and The Phillips Collection in Washington, D.C. As of August 16, 2021, the artist continues to live and work in Washington, D.C., and is represented by Pace Gallery in New York and David Kordansky Gallery in Los Angeles.

As of August 16, 2021, auction records for the artist's work are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018, followed by *Pac* (1970), which sold for $1,405,000 on November 14, 2019 and *Forth* (1967), which sold for £910,000 ($1,204,435) on June 26, 2018.

Sam Gilliam has been the subject of numerous solo exhibitions at renowned institutions, such as the Kennedy Center in Washington, D.C. and The Studio Museum in Harlem. Additionally, an upcoming retrospective of the artist's work was announced by the Hirshhorn Museum and Sculpture Garden in Washington D.C. to take place in 2022. The artist's work is collected internationally and held in some of the most prestigious institutions, including the Museum of Modern Art, the Whitney Museum of Art and the Metropolitan Museum of Art in New York, as well as the Tate Modern in London. As of August 16, 2021, auction records for the artist's work are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018, followed by *Pac* (1970), which sold for $1,405,000 on November 14, 2019 and *Forth* (1967), which sold for £910,000 ($1,204,435) on June 26, 2018.

AUCTION RESULTS FOR SIMILAR WORKS[2]


1.4M
1.1M
700K
350K
1999
2000
2002
2003
2005
2007
2008
2010
2011
2013
2015
2016
2018
2019





The Painting is an excellent and brightly colored example of the artist's most desirable works from the late 1960s and early 1970s. The vibrant colors, year, scale, execution and presentation make the Painting a highly desirable example by Sam Gilliam.



Former U.S. Secretary of State John Kerry awards Sam Gilliam the Medal of Arts Lifetime Achievement Award at the Art in Embassies Medal of Arts Award Luncheon at the U.S. Department of State in Washington, D.C., on January 21, 2015.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: acrylic, dye or oil paintings that were created on a beveled-edge support between 1967 and 1973 and measure between 35 inches by 35 inches and 80 inches by 80 inches. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned or was implied as most probable. For the sale of *Clear Around* (1973), which sold at Sloan's on May 22, 2001, a buyer's premium of 18% was applied. For the sales of *Fan Fire IV* (1970) and *In Structure Of* (1973), which both sold at Weschler's on September 15, 2017 and May 3, 2017, respectively, a buyer's premium of 22% up to the $100,000 of the hammer price and 20% from $100,001 up to $500,000 of the hammer price was applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 32.7% CAGR implied from selected sales occurring from September 18, 1999 to November 15, 2019.

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